Exhibit 99.1

AGREEMENT TO FILE JOINT SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the common stock of Sharing Services Global Corporation, a Nevada corporation.  The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: April 17, 2025	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

Dated: April 17, 2025	Hapi Metaverse Inc.

	By:	/s/ Lui Wai Leung Alan
	Name:	Lui Wai Leung Alan
	Title:	Director

Dated: April 17, 2025	Alset Inc.

	By:	/s/ Rongguo Wei
	Name:	Rongguo Wei
	Title:	Co-Chief Financial Officer